# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACCURAY INC, CIK 0001138723
CUSIP: 004397105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1240 DEMING WAY, MADISON, Wisconsin (WI), 53717
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002014041

## Reporting persons
- Aevum Pension Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); sole voting power 5,140,000; shared voting power 0; sole dispositive power 5,140,000; shared dispositive power 0; aggregate amount beneficially owned 5,140,000 (5.1% of the class)

## Item 1. Issuer
Name of issuer: ACCURAY INC
Address of issuer's principal executive offices: 1240 DEMING WAY, MADISON, WISCONSIN, 53717.

## Item 2. Person Filing
Name of person filing: Aevum Pension Fund
Address of principal business office or, if none, residence: Route du Muids 3, 1272 Genolier, CH
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Pension Fund

## Item 4. Ownership
Amount beneficially owned: 5,140,000.00
Percent of class: 5.13
Sole power to vote or to direct the vote: 5,140,000.00
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: 5,140,000.00
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Pension Fund is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Aevum Pension Fund: Blaise Hatt-Arnold, Director (10/02/2024)
Comment: -